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FOR IMMEDIATE RELEASE


                       VIMPELCOM ANNOUNCES THE APPOINTMENT
                         OF NEW CHIEF EXECUTIVE OFFICER
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                 CURRENT CEO TO BECOME NEW CHAIRMAN OF THE BOARD

Moscow and New York (July 31, 2003) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) announced today that its Board of Directors has appointed Mr. Alexander Izosimov, an executive with significant experience in managing fast growing businesses in Russia and the CIS, as VimpelCom's Chief Executive Officer and General Director effective October 1, 2003. As previously reported, Mr. Jo Lunder, who has been Chief Executive Officer and General Director of VimpelCom since 2001, will become Chairman of the Board of Directors effective October 1, 2003.

Mr. Izosimov, 39, a Russian national, has held several senior positions at Mars, Inc., a global fast moving consumer goods company. Building on his early background in finance and sales, Mr. Izosimov was general manager for Russia and the CIS until 2001. Most recently, Mr. Izosimov served as a member of the Global Executive Management Board and Regional President for the CIS, Central Europe and Nordics for Mars, Inc., with responsibility for more than 20 markets in the region, including all of Russia and the CIS. Prior to joining Mars, Inc. in 1996, Mr Izosimov worked for McKinsey & Co in Stockholm and London for five years, where he focused on sales and marketing issues as well as cost optimization. Mr. Izosimov graduated from the Moscow Aviation Institute with a Master of Science degree in 1987 and holds an MBA degree from INSEAD. Mr. Izosimov's appointment followed an extensive international search for a candidate with appropriate qualifications to lead VimpelCom during this time of rapid growth, fulfill its strategic initiatives and manage its regional expansion.

Commenting on the decisions taken by the Board today, Mr. Jo Lunder said, "VimpelCom has undergone tremendous growth during my four years with the Company, returning to profitability, attracting significant investment from Alfa Group and Telenor, our strategic shareholders, embarking on a regional expansion program that reached the breakeven point at the net income level in less than two years and becoming the second largest wireless telecom company in Central and Eastern Europe. Under Alexander's leadership, I believe VimpelCom's management team will continue to deliver strong results and reach new horizons in the coming years. His wealth of experience in Russia and the CIS with fast moving consumer goods is a tremendous strength for the Company in this period of rapid growth. I look forward to continuing to represent the interests of all of our shareholders in my new role as Chairman of the Board and to continue building shareholder value in the future."

Mr. Alexander Izosimov said, "It is a great honor for me to join VimpelCom, a company with great traditions and an impeccable reputation, and its team of talented, dedicated professionals. As a result of the fast build-out of VimpelCom's regional networks during the last two years and VimpelCom's strong brand recognition in Moscow and the regions, there is significant opportunity for growth. I am committed to leading VimpelCom to new levels of growth and profitability for the benefit of its customers, shareholders and employees."

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the future management and results of the Company. These and other forward-looking statements are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.


For more information, please contact:

Valery Goldin                                Christopher Mittendorf
VimpelCom (Moscow)                           Edelman Financial Worldwide
Tel: 7(095) 974-5888                         Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                        christopher.mittendorf@edelman.com